UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-29734

Anzex Resources Ltd. (now known as THEMAC RESOURCES GROUP LIMITED)
(Exact name of registrant as specified in its charter)
Suite 2000, 1066 West Hastings Street Vancouver, B. C., V6E 3X2 Tel: 604 806-6110 / Fax: 604 806-6112
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock
(Title of each class of securities covered by this Form)
Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date:    218

Pursuant to the requirements of the Securities Exchange Act of 1934, Themac Resources Group Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 19, 2008	By:	/s/ Barrett Sleeman ____________________________________ Barrett Sleeman - President